Exhibit (a)(5)(iii)

Macquarie Capital Investment Management LLC
A member of the Macquarie Group of Companies
ARBN 113 160 204

125 West 55th Street	Telephone	1 (212) 231 1000
New York NY 10019	Facsimile	1 (212) 231 1010
UNITED STATES

Media Release MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC. ANNOUNCES PORTFOLIO MANAGER CHANGE

NEW YORK, November 1, 2012 – The Macquarie Global Infrastructure Total Return Fund Inc. (NYSE:MGU) (the “Fund”) announced today that Andrew Maple-Brown is resigning from the Fund’s adviser, Macquarie Capital Investment Management LLC (“MCIM”), to pursue other opportunities, and will no longer serve as Portfolio Manager of the Fund effective November 9, 2012. As of that date, Jonathon Ong and Brad Frishberg will serve as co-Portfolio Managers for the Fund.

Mr. Ong is an experienced manager with substantial infrastructure knowledge and expertise. He joined Macquarie’s Infrastructure Securities team as a Portfolio Manager in 2008 and has been a member of its Investment Committee since then.

Mr. Frishberg is Chief Investment Officer and the head of MCIM’s Infrastructure Securities team. He is the Chief Executive Officer and an Interested Director of the Fund.

About the Macquarie Global Infrastructure Total Return Fund Inc.

Macquarie Global Infrastructure Total Return Fund Inc., a non-diversified closed-end fund, is listed on the NYSE.

The Fund’s investment adviser is Macquarie Capital Investment Management LLC, which is a part of Macquarie Funds Group and a wholly-owned, indirect subsidiary of Macquarie Group Limited.

Past performance is no assurance of future results. Investment return and market value of an investment in the Fund will fluctuate. Shares, when sold, may be worth more or less than their original costs. An investor should consider investment objectives, risks, charges and expenses carefully before investing. Forward-looking statements are based on information that is available on the date hereof, and neither the Investment Adviser nor any other person affiliated with the Investment Adviser has any duty to update any forward-looking statements. Important factors that could affect actual results to differ from these statements include, among other factors, material, negative changes to the asset class and the actual composition of the portfolio.

For further information, please contact:

Investor/Broker Inquiries Tel: 1-800-910-1434 E-mail: mgu-questions@macquarie.com Web: www.macquarie.com/mgu	Media Inquiries Paula Chirhart Corporate Communications Macquarie Group Tel: 1-212-231-1310

Investments in the Fund are not deposits with or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (“MBL”) nor any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither MBL nor any other member company of the Macquarie Group guarantees the performance of the Fund or the repayment of capital from the Fund or any particular rate of return.